Exhibit 99.1


                                                 DJSI 06                   ARA
ARACRUZ                                          Member of               LISTED
                                                 Dow Jones                 NYSE
                                                 Sustainability
                                                 Indexes


   Aracruz obtains 'investment grade' rating in foreign currency from Moody's

(Sao Paulo, February 13, 2006) - Aracruz Celulose (NYSE: ARA) announced on Monday that the risk rating agency Moody's Investor Service (Moody's) has assigned a Baa3 indicative rating to the company's foreign currency debt under foreign law. The rating agency has also confirmed the same rating for the global local currency rating. Moody's assigned stable outlook for both ratings.

After the rating agency confirmation, Aracruz then becomes one of the few companies in Brazil confirmed as investment grade in foreign currency debt from two of the most important rating agencies in the world, Moody's and Standard & Poor's.

"In addition to its solid fundamentals in forestry productivity and long-term relations with its customers, Aracruz now enjoys a risk rating compatible with those of the largest international companies in the sector", said Isac Zagury, Aracruz's Chief Financial Officer, to whom this is a significant achievement for the company.

"The investment grade in foreign currency should help Aracruz to bring down its cost of capital in the medium term, thereby increasing the company's market value. This recognition strengthens Aracruz global position as the world's leading producer of eucalyptus pulp and one of the leading Brazilian exporters".


       For more information, please contact our Investor Relations Dep't:

                              Ph: (55-11) 3301 4131
                             Fax: (55-11) 3301 4274
                          E-mail: invest@aracruz.com.br